Texas New York Washington, DC Connecticut Seattle Dubai London	Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002-2770 713.223.2300 Office 713.221.1212 Fax bgllp.com

October 2, 2014

BY HAND AND BY EDGAR

Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission 100 F Street N.E.

Washington, D.C. 20549

RE:	Veritex Holdings, Inc.
Registration Statement on Form S-1
Amendment No. 2
Filed September 29, 2014
File No. 333-198484

Dear Mr. Clampitt:

Our client, Veritex Holdings, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 1, 2014 (the “Comment Letter”).  We enclose for filing with the Commission Amendment No. 3 to the above-referenced Registration Statement on Form S-1 of the Company (“Revised Registration Statement”), together with exhibits thereto.  On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the above referenced Registration Statement on Form S-1.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Prospectus Summary

The Offering, page 9

1.                                      In the third bullet point, revise to disclose the number of shares of restricted stock to be granted under the 2014 Omnibus Incentive Plan at the completion of the offering.

Response

The Company has revised the disclosure under the sections captioned “The Offering” on page 9 and “Executive Compensation — 2014 Omnibus Incentive Plan” on page 123 of the Revised Registration Statement to disclose the estimated number of restricted stock units to be granted under the 2014 Omnibus Incentive Plan at the completion of the offering.

Shares Eligible For Future Sale

Lock-up Agreements, page 134

2.                                      We note that 48% of Company shares are held by insiders and 5% holders and that you disclose that 66% of shares are locked-up. Supplementally tell us how you locked-up an amount exceeding that disclosed in the beneficial ownership table. If the lock-up is documented, file the agreement as an exhibit. Also, revise to disclose the referenced exceptions.

Response

The Company understands that it is customary in initial public offerings to request lock-up agreements from many, if not all, existing shareholders, including persons that are not named as 5% holders in the prospectus.  Accordingly, after the Company publicly filed the Registration Statement, the Company’s Chief Executive Officer and Vice Chairman called certain of the Company’s shareholders and requested that they execute a lock-up agreement.

The Company respectfully advises the Staff that a copy of the form of lock-up agreement was filed as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 of the Company filed with the Commission on September 22, 2014.

The Company has revised the disclosure under the section captioned “Underwriting — Lock-up Agreements” on page 141 of the Revised Registration Statement to disclose the exceptions to the lock-up agreement.

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If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122.  Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:	William Schroeder
John Nolan
Jessica Livingston
Securities and Exchange Commission

C. Malcolm Holland III
Veritex Holdings, Inc.
8214 Westchester Drive, Suite 400
Dallas, Texas 75225

Chet A. Fenimore
Fenimore, Kay Harrison & Ford, LLP
812 San Antonio Street, Suite 600
Austin, Texas 78701